UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

trivago N.V.

(Name of Issuer)

Class A shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D303 (for American Depositary Shares, each representing five Class A Shares)

(CUSIP Number)

Rolf Schrömgens

c/o legal tax solutions Partnerschaft mbB

Georg-Glock Strasse 3

40474 Düsseldorf

Federal Republic of Germany

+49-211-3687820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

Page 2 of 4 Pages

CUSIP No.: 89686D303 (for American Depositary Shares, each representing five Class A Shares)
1.	Name of Reporting Person: Rolf Schrömgens
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 62,952,741 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 62,952,741 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,952,741 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 18.2 (1) (2)
14.	Type of Reporting Person: IN

(1)	Pursuant to the articles of association of the Issuer, each Class B share is convertible into one Class A share of the Issuer at any time by the holder thereof, while Class A shares are not convertible into Class B shares under any circumstances. Class A shares are entitled to one vote per share and Class B shares are entitled to ten votes per share.

(2)	Based upon the total of 346,227,439 of the Issuer’s Class A and Class B shares outstanding as of September 30, 2023.

Schedule 13D/A

Page 3 of 4 Pages

This Amendment No. 4 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 7, 2017 and amended on May 26, 202, June 2, 2021 and February 16, 2022, relating to the Class A shares of trivago N.V. (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On December 14, 2023, the Reporting Person purchased beneficial ownership of 15,000,000 Class A shares in a privately negotiated transaction at a purchase price of $0.48 per share.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended to read:

(a) As of the close of business on December 14, 2023, the Reporting Person may be deemed to have beneficially owned 62,952,741 Class A shares of the Issuer, representing 18.2% of the Issuer’s outstanding Class A and Class B shares, based on 346,227,439 Class A and Class B shares of the Issuer outstanding as of September 30, 2023. As of the close of business on December 14, 2023, the Reporting Person beneficially owned 34,483,934 Class A shares and 28,468,807 Class B shares.

Item 5(c) of the Schedule 13D is hereby supplemented with the following information:

(c) Transactions in the Issuer’s Class A or Class B shares within 60 Days. On December 14, 2023, the Reporting Person purchased beneficial ownership of 15,000,000 Class A shares in a privately negotiated transaction at a purchase price of $0.48 per share. Other than as disclosed in the Schedule 13D, no other transactions in the Issuer’s Class A shares or Class B shares have been effected by the Reporting Person within the past 60 days up to and including December 14, 2023.

Schedule 13D/A

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

/s/ Rolf Schrömgens
Rolf Schrömgens